Exhibit 99.1

ASML Publishes Agenda Annual General Meeting of Shareholders 2019

VELDHOVEN, the Netherlands, March 11, 2019—ASML Holding N.V. (ASML) today publishes the agenda and the explanatory notes for the Annual General Meeting of Shareholders (AGM) to be held at the Auditorium, ASML Building 7, De Run 6665, Veldhoven, The Netherlands, on Wednesday, April 24, 2019. The agenda and the explanatory notes are available at www.asml.com/agm2019.

In addition, the ASML Supervisory Board nominates Mr. G.J. (Gerard) Kleisterlee, Ms. A.P. (Annet) Aris, Mr. R.D. (Rolf-Dieter) Schwalb and Mr. W.H. (Wolfgang) Ziebart for reappointment as members of the supervisory board.

Mr. Kleisterlee was first appointed as a member of the company’s supervisory board in 2015, and is Chairman of the Supervisory Board since 2016. Mr. Kleisterlee is also the Chairman of the Supervisory Board’s Selection and Nomination Committee and a member of the Technology Committee.

Ms. Aris was first appointed as a member of the supervisory board in 2015. She is currently a member of the Supervisory Board’s Selection and Nomination Committee and Technology Committee.

Mr. Schwalb was first appointed as a member of the company’s supervisory board in 2015 and is the Chairman of the Supervisory Board’s Remuneration Committee and a member of the Audit Committee.

Mr. Ziebart was first appointed as a member of the company’s supervisory board in 2009 and is a member of the Supervisory Board’s Audit Committee and Technology Committee.

About ASML

ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is a world in which semiconductor technology is everywhere and helps to tackle society’s toughest challenges. We contribute to this goal by creating products and services that let chipmakers define the patterns that integrated circuits are made of. We continuously raise the capabilities of our products, enabling our customers to increase the value and reduce the cost of chips. By helping to make chips cheaper and more powerful, we help to make semiconductor technology more attractive for a larger range of products and services, which in turn enables progress in fields such as healthcare, energy, mobility and entertainment. ASML is a multinational company with offices in more than 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 23,000 people on payroll and flexible contracts (expressed in full time equivalents). ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on www.asml.com.